August 16, 2007

Karl Hiller

Branch Chief

Securities and Exchange Commission

Washington, DC 20549-7010

Dear Mr. Hiller:

We are in receipt of your letter dated August 9, 2007. We expect to have a full response completed by September 15, 2007.

We acknowledge that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (203) 358-5702 if you have any questions.

Sincerely,

Beverly A. Cummings

Chief Financial Officer